Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	David Rudnick
Phone: 1-646-626-4172
Email: david.rudnick@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces

Record Fourth Quarter and Fiscal Year 2011 Results

ZHENGZHOU, China – April 17, 2012 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled strip steel producer in China, today announced unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Full Year 2011 Highlights (Unaudited)

•	Revenue increased 34.6% to $341.8 million
•	Gross profit increased 33.7% to $101.6 million
•	Gross margin was 29.7%
•	Operating income increased 24.8% to $83.5 million
•	Net income increased 22.4% to $57.6 million, or $1.02 per diluted share
•	Unrestricted cash increased 106.4% to $246.6 million
•	Operating cash flow increased 54.2% to $56.2 million
•	Working capital increased 113.6% to $142.5 million

Fourth Quarter 2011 Highlights (Unaudited)

•	Revenue increased 39.0% to $91.9 million
•	Gross profit increased 42.5% to $28.0 million
•	Gross margin was 30.4%
•	Operating income increased 42.1% to $24.0 million
•	Net income was $18.2 million, or $0.31 per diluted

“We are very pleased to report a record year in terms of revenues and profits as our expanded cold-rolled steel production capacity drove record levels of sales volume in 2011. Our specialized steel precision product offerings were further enhanced with the year’s increase in chromium plating capability to 250,000 tons per year which is applicable to both our wide- and narrow-strip steel products,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer. “The construction and equipment installation of 100,000 tons of annual cold-rolled steel capacity has been completed as of the first quarter of 2012 and is undergoing testing and fine-tuning of its production processes. This added capacity now aggregates to a total of 500,000 metric tons of both wide- and narrow-strip cold-rolled steel production per year.”

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“We believe that the new capacity will enable us to better service our existing customers as well as to secure new business as we are better positioned than ever to offer one-stop shopping in the specialized high-end cold-rolled steel sector. Our objective in 2012 is to continue building upon our strong capabilities so as to further penetrate our specialized steel sector and build market share. Our in-house production processes have contributed to China Gerui’s excellent reputation as a high-quality steel producer in China as we continue to experience strong demand for our end-use products across a variety of industries,” Mr. Lu continued. “Although our fourth quarter results were lower than we expected primarily due to macroeconomic issues, following the ramp-up of our new production lines, we believe that our cost-plus pricing strategy and business model of specialized customization of our products will continue to contribute towards positive results in the years ahead.”

Full Year 2011 Results (Unaudited)

Revenue increased 34.6% to $341.8 million for the fiscal year ended December 31, 2011, from $253.9 million for fiscal year 2010. The increase in revenue was primarily due to both a 16.5% increase in the Company’s average selling price to $987 per ton for fiscal year 2011 as compared to $847 per ton for fiscal year 2010, and a 15.5% increase in sales volume to approximately 346,200 metric tons for fiscal year 2011 as compared to approximately 299,800 metric tons for fiscal year 2010.

Gross profit increased 33.7% to $101.6 million in the fiscal year ended December 31, 2011 from $76.0 million for fiscal year 2010. Gross margin was 29.7% for fiscal year 2011, reflecting a slight decline as compared to 29.9% in fiscal year 2010.

Operating income increased 24.8% to $83.6 million for fiscal year 2011 from $66.9 million in fiscal year 2010. Operating margin was 24.5% for fiscal year 2011 compared to 26.4% for 2010. The modest decrease in operating margin was due to a one-time warrant exercise expense of $5.7 million. Non-GAAP operating income, which excludes the aforementioned one-time warrant exercise expense, increased 33.3% to $89.2 million, or 26.1% of revenue, as compared to $66.9 million, or 26.4% of revenue.*

Interest expenses increased 22.4% for fiscal year 2011 to $6.5 million compared to $5.3 million in fiscal year 2010. The increase in interest expenses was due to an increase in the use of bank debt facilities in fiscal year 2011.

Net income increased 22.4% to $57.6 million for the fiscal year ended December 31, 2011 from $47.1 million for fiscal year 2010. Net income per diluted share for fiscal year 2011 increased to $1.02 from $1.01 per diluted share for fiscal year 2010, taking into account the 20.7% increase in the number of fully diluted shares outstanding in fiscal year 2011 from fiscal year 2010 resulting primarily from warrant exercises through the end of the fiscal quarter ended March 31, 2011 prior to their expiration during that quarter.

Non-GAAP adjusted EBITDA increased 39.0% to $98.2 million for 2011, or 28.7% of revenue, from $70.6 million, or 27.8% of revenue, in fiscal year 2010. Non-GAAP adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses incurred in the first quarter of fiscal year 2011.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

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Fourth Quarter 2011 Results (Unaudited)

Revenue increased 39.0% to $91.9 million in the fourth quarter of fiscal year 2011 from $66.1 million in the fourth quarter of fiscal year 2010. The increase in revenue was primarily due to both a 10.1% increase in the Company’s average selling price to $949 per ton for the fourth quarter of fiscal year 2011 as compared to $862 per ton for the same period of fiscal year 2010, and a 26.4% increase in sales volume to approximately 95,400 tons for the fourth quarter of fiscal year 2011 as compared to approximately 75,500 tons for the same period of fiscal year 2010.

Gross profit increased 42.5% to $28.0 million in the fourth quarter of fiscal year 2011 from $19.6 million in the same period of fiscal year 2010. Gross margin was 30.4% in the fourth quarter of fiscal year 2011 compared to 29.7% in the same period of fiscal year 2010. The increase in gross margin was due to the increased utilization of both the new 150,000-ton wide-strip production line and the 200,000 tons in new chromium-plating capacity that were both added earlier in fiscal year 2011.

Operating income increased 42.1% to $24.0 million in the fourth quarter of fiscal year 2011, or 26.0% of revenue, from $16.8 million, or 25.5% of revenue in the same period of fiscal year 2010. The level of operating margin was relatively unchanged year-to-year primarily due to the gradual utilization of new production line capacities.

Interest expenses decreased 42.9% to $1.0 million compared to $1.8 million in the prior year period. The decrease in interest expenses was due to management’s continued efforts to reduce leverage to strengthen its balance sheet.

Net income increased 60.4% to $18.2 million in the fourth quarter of fiscal year 2011 from $11.3 million in the same period of fiscal year 2010. Net income per diluted share in the fourth quarter of fiscal year 2011 increased to $0.31 from $0.23 per diluted share in the same period of fiscal year 2010, which factors in the significant increase of number of shares outstanding from warrant exercises through March 21, 2011 prior to their expiration during that quarter.

Non-GAAP adjusted EBITDA increased 54.7% to $27.5 million, or 29.9% of revenue, from $17.8 million, or 26.9% of revenue, in the same period of 2010.*

* Please see the section below entitled “Use of Non-GAAP Adjusted Financial Measures” and the reconciliation table at the end of this press release for an explanation and quantitative comparison of the non-GAAP measures used in this press release to their GAAP equivalents.

Financial Condition (Unaudited)

As of December 31, 2011, the Company had $246.6 million in unrestricted cash and an additional $118.1 million in restricted cash, as compared to $119.5 million and $66.5 million, respectively, as of December 31, 2010. Working capital was $142.5 million as of December 31, 2011, compared to $66.7 million at the end of 2010. The Company’s short-term debt consisted of notes payable and term loans that totaled $249.1 million as of December 31, 2011, compared to $130.3 million at the end of 2010. The Company has no long-term debt. Shareholders’ equity was $298.4 million, as compared to $167.8 million at the end of 2010. The net cash provided by operating activities for 2011 was $56.2 million compared to net cash provided by operating activities of $36.5 million for 2010.

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Recent Developments

Management acknowledges the recent challenging sentiment toward U.S. listed companies based in China. In order to foster investor confidence in China Gerui and enhance transparency, in April 2011, the Company announced that its Board of Directors approved the repurchase of up to an aggregate of $10 million of its ordinary shares. As of April 16, 2012 the Company had repurchased 1,176,898 ordinary shares at an average price of $3.84 per share for a total repurchase price of approximately $4.52 million.

Business Outlook

The Company executed a substantial capacity expansion plan in fiscal year 2011 and the first quarter of fiscal year 2012. The plan was implemented in two phases: Phase I involved the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a new chromium plating production line capable of processing an additional 200,000 tons of cold-rolled steel per year. These lines began normal operations as of July 2011 and are currently running at an approximate 65% utilization rate, reflecting a gradual increase in utilization consistent with the Company’s quality control standards. Phase II of the expansion plan involved the addition of 100,000 tons of cold-rolled steel production capacity per year which occurred during the first quarter of 2012, which resulted in a total of 250,000 tons of total additional annual capacity.

The completion of the Company’s capacity expansion plan has increased the Company’s total annual production capacity to a total of 500,000 tons of specialized steel of both wide- and narrow-strip cold-rolled steel production. The Company’s chromium plating production lines are fully operational and can accommodate a total of 250,000 tons of either wide- or narrow-strip specialized steel.

In the fourth quarter of fiscal year 2011, the Company experienced a contraction in both its average selling prices and sales volume as compared to the third quarter of fiscal year 2011, primarily due to two factors. First, a general slowdown in the Chinese economy due to macroeconomic factors led to a decrease in domestic spending and infrastructure investment. This directly impacted some of the end-use applications that the Company and its products serve. Second, the slowdown in the domestic economy and a slowdown in exports of steel also led to a somewhat depressed steel market in China which has forced large state-owned steel mills to rely on the domestic market to absorb their otherwise export-oriented output; this has resulted in an increase in supply and induced some short-term price cuts throughout the domestic steel sector.

However, the Company’s strategic focus on high-end specialized steel products is expected to mitigate competition with commodity steel producers. Moreover, the Company significantly increased its production capacity in fiscal year 2011 and testing is underway to refine its production processes to reach the designed thickness from its state-of-the-art manufacturing lines. The Company believes that as its new production capacity meets those specifications for which it has been designed, the average selling prices for the Company’s steel products from its new production lines will increase.

In addition, while adhering to its long-term strategy to operate as a high-end higher-margin precision steel producer, China Gerui is currently offering selective incentives in order to develop business from customers. Further, the Company plans upon increasing the utilization of its chromium plating with its new wide-strip output so as to further mobilize sales. The Company is also pursuing other advanced materials applications such as the development and processing of various alloys to optimize the utilization of its extensive value-added in-house production technology.

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To continue in its efforts to diversify its products and generate high margin income streams, the Company is also pursuing additional growth opportunities as dictated by new developments in hardware and software technology as well as those offered by potential acquisition opportunities. However, as the Company continues to implement its long-term strategy, it may experience further contraction in its average selling prices which could translate into pressure on its gross margin in the year ahead if an overall improvement in macroeconomic conditions does not occur in the short-term.

For fiscal year 2012, China Gerui expects revenue of between $395 million and $410 million, and diluted earnings per share of between $1.32 and $1.37. The Company may adjust this guidance as changing macroeconomic issues and operational and competitive challenges dictate.

Mr. Lu concluded, “We believe that China Gerui will maintain its leadership position as a high-end specialized steel producer in China. The year ahead is exciting given the new levels of capacity available to the Company. The execution of the Company’s expansion in production is well-timed as we are now very well-prepared to meet expected strong market demand with an enhanced product portfolio as well as to further diversify our customer base in the year ahead. We expect to experience increased volume from our additional capacity through 2012 as our value-added capabilities enable us to meet specialized customer service needs in an increasing number of industries.”

Scheduled Form 20-F Filing

The Company expects to file its audited financial results for the year of 2011 on Form 20-F before or on April 30, 2012. As a foreign private issuer, China Gerui is exempt from the rules under the Securities Exchange Act of 1934 prescribing the filing and content of quarterly reports on Form 10-Q, among other reporting requirements, and has until April 30 to file its Form 20-F.

Conference Call Information

The Company will also host a conference call at 10:00 am ET on Tuesday, April 17, 2012.

Listeners may access the call by dialing +1 (866) 759-2078 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-0585. The conference participant pass code is 65653713.

A replay of the conference call will be available for 14 days starting from 12:00 pm ET on Tuesday, April 17, 2012. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 65653713.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html. To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

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Use of Non-GAAP Adjusted Financial Measures

This earnings release includes the use of non-GAAP operating income, non-GAAP net income, non-GAAP adjusted diluted earnings per share, and non-GAAP adjusted EBITDA, which are financial measures that are not defined by U.S. generally accepted accounting principles, or U.S. GAAP. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statement of income, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, U.S. GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has included with this press release a table which includes a reconciliation of non-GAAP operating income, non-GAAP net income, non-GAAP adjusted diluted earnings per share, and non–GAAP adjusted EBITDA to the most directly comparable respective U.S. GAAP financial measures. Non-GAAP adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and one-time warrant exercise expenses of $5.7 million incurred in the first quarter of 2011. Non-GAAP operating income, non-GAAP net income and non-GAAP adjusted diluted earnings per share were calculated by excluding one-time warrant exercise expenses of $5.7 million from operating income, net income, and net income per diluted share, respectively. The Company's management believes that the presentation of these non-GAAP financial measures provides useful information regarding the Company’s results of operations because it assists in analyzing and benchmarking the performance and value of the Company’s business. The Company's calculation of non-GAAP adjusted EBITDA, non-GAAP operating income, non-GAAP net income, and non-GAAP adjusted diluted earnings per share may not be consistent with similarly titled measures of other companies.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties to be described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

(IN US DOLLARS)

	For the Three Months		For the Year Ended
	Ended December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$91,937,463	$66,141,972	$341,778,295	$253,866,337

Cost of revenue	(63,951,432)	(46,500,979)	(240,199,678)	(177,869,648)

Gross Profit	27,986,031	19,640,993	101,578,617	75,996,689

Operating expenses:
General and administrative expenses	(3,564,323)	(2,422,447)	(10,707,418)	(7,795,722)
Selling and marketing expenses	(472,370)	(370,384)	(1,634,232)	(1,251,091)
Warrant compensation expenses	-	-	(5,700,000)	-
Total operating expenses	(4,036,693)	(2,792,831)	(18,041,650)	(9,046,813)

Operating income	23,949,338	16,848,162	83,536,967	66,949,876

Other income and (expense):
Interest income	541,538	433,251	1,913,091	1,087,178
Interest expenses	(1,039,575)	(1,821,717)	(6,470,126)	(5,286,727)
Sundry income	159,311	1,514	602,247	270,240

Income before income taxes	23,610,612	15,461,210	79,582,179	63,020,567

Income tax expense	(5,419,015)	(4,119,761)	(21,961,627)	(15,937,143)

Net income	18,191,597	11,341,449	57,620,552	47,083,424

Earnings per share
- Basic	0.31	0.25	1.02	1.07

- Diluted	0.31	0.23	1.02	1.01

Weighted average common shares outstanding
- Basic	58,299,223	45,625,015	56,297,652	43,891,670

- Diluted	58,299,223	48,389,066	56,297,652	46,655,721

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31, 2011	December 31, 2010
	(Unaudited)
Assets

Current assets
Cash	$246,600,917	$119,477,298
Restricted cash	118,130,253	66,530,303
Accounts receivable, net	6,382,630	4,087,086
Notes receivable	568,328	-
Inventories	24,463,142	7,002,277
Prepaid purchases	45,805,423	27,772,852
Prepaid expenses and other deposits	385,131	976,828
Other receivables	2,850,601	2,068,082

Total current assets	445,186,425	227,914,726

Non-current assets
Property, plant and equipment, net	122,695,246	85,489,849
Land use right, net	13,807,056	13,455,218
Deposit on acquisition of future land use right	12,710,719	2,143,939
Other receivable	3,499,083	-
Certificates of deposit	3,177,679	-

Total non-current assets	155,889,783	101,089,006

Total assets	$601,076,208	$329,003,732

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$8,074,432	$2,650,689
Notes payable	204,880,916	86,227,272
Term loans	44,169,751	44,090,909
Land use right payable	1,404,926	10,203,404
Income tax payable	5,458,482	4,151,665
Customers deposits	23,383,849	9,686,444
Accrued liabilities and other payables	15,276,016	4,181,347

Total current liabilities	302,648,372	161,191,730

Total liabilities	302,648,372	161,191,730

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
59,428,578 and 46,139,053 shares issued,
58,251,680 and 46,139,053 shares outstanding as of
December 31, 2011 and December 31, 2010, respectively	140,418,118	73,944,243
Additional paid-in capital	6,930,944	6,930,944
Treasury stock, at cost, 1,176,898 shares, as of December 31, 2011,
none as of December 31, 2010	(4,516,744)	-
Retained earnings	137,142,958	79,522,406
Accumulated comprehensive income	18,452,560	7,414,409

Total stockholders' equity	298,427,836	167,812,002

Total liabilities and stockholders' equity	$601,076,208	$329,003,732

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31
	2011	2010	2009
	(Unaudited)
Cash flows from operating activities:

Net income	$57,620,552	$47,083,424	$43,448,278

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	7,994,638	3,149,314	2,792,547
Loss on disposal of property, plant and equipment	12,726	-	-
Warrant compensation expenses	5,700,000	-	-
Amortization of land use right	322,638	259,438	30,827

Changes in assets and liabilities:
Accounts receivable, net	(2,046,819)	721,098	5,496,540
Notes receivable, net	(554,789)	-	-
Inventories	(16,712,453)	(1,043,397)	(2,404,567)
Prepaid expenses and other deposits	621,611	(914,841)	(37,772)
Prepaid purchases	(16,284,440)	(11,361,129)	(5,514,883)
Other receivables	(697,676)	224,051	(1,026,036)
Accounts payable	5,168,689	(4,967,264)	2,278,603
Income tax payable	1,078,582	334,361	1,628,627
Customers deposit	12,911,217	1,539,833	(9,338,097)
Accrued liabilities and other payables	1,113,651	1,452,762	(3,565,821)

Net cash provided by operating activities	56,248,127	36,477,650	33,788,246

Cash flows from investing activities:
Cash paid for property, plant and equipment	(29,816,858)	(65,063,864)	(5,213,329)
Proceeds from disposal of property, plant and equipment	9,655	-	-
Payment of purchases of land use right	(9,073,284)	(1,903,656)	(14,648)
Payment of acquisition of future land use right	(10,213,261)	(2,093,071)	-
Cash deposit - potential business initiative program - related party	(5,000,000)	-	-
Cash deposit refunded - related party	5,000,000	-	-
Advance to unrelated third party	(3,415,724)	-	-
Investment in certificates of deposit	(3,101,978)	-	-
Changes in restricted cash	(47,212,098)	(29,032,134)	(12,785,820)
Changes in prepaid machinery deposits	-	13,973,966	(13,336,084)

Net cash used in investing activities	(102,823,548)	(84,118,759)	(31,349,881)

Cash flows from financing activities:
Repayment of term loans	(45,831,718)	(45,984,848)	(37,269,379)
Proceeds from term loans	43,815,432	56,093,042	40,574,191
Proceeds from notes payable, net	111,733,230	45,213,650	14,102,666
Proceeds received from common stock issued and
warrant conversion, net	-	28,682,613	26,736,329
Proceeds received from exercise of warrants	66,473,875	-	-
Warrant compensation expense	(5,700,000)	-	-
Purchase of treasury stock	(4,516,744)	-	-
Repayment of subscription receivable	-	-	4,310,087
Land use right payable	-	-	(28,521)
Due to former minority shareholders	-	-	(4,310,087)
Dividends paid	-	-	(9,601,549)

Net cash provided by financing activities	165,974,075	84,004,457	34,513,737

Net increase in cash	119,398,654	36,363,348	36,952,102

Effect on change of exchange rates	7,724,965	3,506,581	32,863

Cash as of January 1	119,477,298	79,607,369	42,622,404

Cash as of December 31	$246,600,917	$119,477,298	$79,607,369

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$6,254,304	$3,927,906	$3,237,757
Income tax paid	$20,883,046	$15,738,892	$13,122,287

Non-cash paid during the year for:

Dividend paid	$-	$-	$18,525,000

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CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL DATA
(IN US DOLLARS) (UNAUDITED)

	Non GAAP Operating Income
	Three Months Ended Dec. 31		Full Year Ended Dec. 31
	2011	2010	2011	2010

Operating Income, GAAP amount per consolidated
statement of income	23,949,338	16,848,162	83,536,967	66,949,876
One-time warrant exercise expenses	-	-	5,700,000	-
Non GAAP Adjusted Operating Income	23,949,338	16,848,162	89,236,967	66,949,876

	Non GAAP Net Income
	Three Months Ended Dec. 31		Full Year Ended Dec. 31
	2011	2010	2011	2010
Net Income, GAAP amount per consolidated
statement of income	18,191,597	11,341,449	57,620,552	47,083,424
One-time warrant exercise expenses	-	-	5,700,000	-
Adjusted Amount	18,191,597	11,341,449	63,320,552	47,083,424

Weighted average shares - diluted	58,299,223	48,389,066	56,297,652	46,655,721

GAAP diluted earnings per share	0.31	0.23	1.02	1.01
Non GAAP Adjusted diluted earnings per share	0.31	0.23	1.12	1.01

	Non GAAP Adjusted EBITDA
	Three Months Ended Dec. 31		Full Year Ended Dec. 31
	2011	2010	2011	2010
Net Income, GAAP amount per consolidated
statement of income	18,191,597	11,341,449	57,620,552	47,083,424
One-time warrant exercise expenses	-	-	5,700,000	-
Interest income	(541,538)	(433,251)	(1,913,091)	(1,087,178)
Interest expenses	1,039,575	1,821,717	6,470,126	5,286,727
Income tax expense	5,419,015	4,119,761	21,961,627	15,937,143
Depreciation of property, plant and equipment	3,305,560	849,013	7,994,638	3,149,314
Amortization of land use right	81,977	77,288	322,638	259,438
Non GAAP Adjusted EBITDA	27,496,186	17,775,977	98,156,490	70,628,868

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